SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                  SCHEDULE 13D
                                (Rule 13d - 102)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13d-1(a) AND AMENDMENTS
                            THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            Federal Trust Corporation
                            -------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    314012105
                                    ---------
                                 (CUSIP Number)

                                Blair Axel, Esq.
                                 General Counsel
                             Benjamin Partners, Inc.
                                  589 Broadway
                               New York, NY 10012
                                 (212) 334-8725
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Jeffrey E. LaGueux, Esq.
                       Patterson Belknap Webb & Tyler LLP
                           1133 Avenue of the Americas
                          New York, New York 10036-6710
                                 (212) 336-2000

                                February 8, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.


                               Page 1 of 36 pages

CUSIP No. 314012105                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Benjamin Investors
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     46,200
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            46,200
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      46,200
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .49%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 36 pages

CUSIP No. 314012105                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Benjamin Partners, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     3,998
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,998
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,998
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .04%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 36 pages

CUSIP No. 314012105                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Benjamin Partners LLC
      Retirement Plan Trust
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     3,340
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,340
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,340
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .04%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      EP
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 36 pages

CUSIP No. 314012105                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BHC Company
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     22,200
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            22,200
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,200
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .24%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 36 pages

CUSIP No. 314012105                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Combined Partnership No. 1
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     47,900
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            47,900
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      47,900
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .51%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 6 of 36 pages

CUSIP No. 314012105                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      First Matthew Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     177,794
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            177,794
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      177,794
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.90%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 7 of 36 pages

CUSIP No. 314012105                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      HS First Matthew GP LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        177,794
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     177,794
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      177,794
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.90%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 8 of 36 pages

CUSIP No. 314012105                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      LifeWise Family Financial Security, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Utah
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     16,300
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            16,300
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .17%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 9 of 36 pages

CUSIP No. 314012105                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MS First Matthew GP LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        177,794
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     177,794
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      177,794
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.90%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 10 of 36 pages

CUSIP No. 314012105                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Sara I Limited Liability Company
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     10,888
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            10,888
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,888
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .12%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 11 of 36 pages

CUSIP No. 314012105                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Anne Angowitz
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     -0-
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        22,200
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            -0-
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     22,200
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,200
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .24%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 12 of 36 pages

CUSIP No. 314012105                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Blair Axel
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,600
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        27,188
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,600
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     27,188
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      28,788
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .31%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 13 of 36 pages

CUSIP No. 314012105                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Amanda Salzhauer
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     12,640
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            12,640
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      12,640
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .14%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 14 of 36 pages

CUSIP No. 314012105                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Charles Salzhauer
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     9,320
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        120,298
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            9,320
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     120,298
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      129,618
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.39%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 15 of 36 pages

CUSIP No. 314012105                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Henry Salzhauer
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     28,160
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        450,040
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            28,160
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     450,040
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      478,200
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.11%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 16 of 36 pages

CUSIP No. 314012105                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael Salzhauer
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO, PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     6,200
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        450,040
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            6,200
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     450,040
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      456,240
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.88%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 17 of 36 pages

ITEM 1. SECURITY AND ISSUER

            This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Federal Trust Corporation, a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 312 W. 1st Street, Sanford, Florida 32771.

ITEM 2. IDENTITY AND BACKGROUND

            (a) - (c) This Statement is being filed by Benjamin Investors, Benjamin Partners, Inc., Benjamin Partners LLC Retirement Plan Trust, BHC Company, Combined Partnership No. 1, First Matthew Partners, L.P., HS First Matthew GP LLC, LifeWise Family Financial Security, Inc., MS First Matthew GP LLC, SARA I Limited Liability Company, Anne Angowitz, Blair Axel, Amanda Salzhauer, Charles Salzhauer, Henry Salzhauer and Michael Salzhauer (each, a "Reporting Person" and, collectively, the "Reporting Persons").

            As of the date of this Statement, the Reporting Persons are the beneficial owners of, in the aggregate, 507,960 shares of Common Stock, representing approximately 5.43% of the shares of Common Stock presently outstanding.

            Benjamin Investors is a New York general partnership ("Benjamin Investors") with its principal business address at 589 Broadway, New York, New York 10012. It is engaged in the business of investing and its partners are Charles Salzhauer, Henry Salzhauer and Michael Salzhauer.


                              Page 18 of 36 pages

            Benjamin Partners, Inc. is a New York corporation ("Benjamin Partners") with its principal business address at 589 Broadway, New York, New York 10012. It is engaged in the business of real estate and investment management. The executive officers and directors of Benjamin Partners and their business addresses are: Charles Salzhauer, President and Director, 589 Broadway, New York, New York 10012; Henry Salzhauer, Vice President, Secretary and Director, 589 Broadway, New York, New York 10012; and Michael Salzhauer, Vice President, Treasurer and Director, 589 Broadway, New York, New York 10012.

            Benjamin Partners LLC Retirement Plan Trust (the "Trust") is a New York trust with its principal business address at 589 Broadway, New York, New York 10012. The Trust administers a retirement plan for the benefit of the employees of Benjamin Partners. The trustees of the Trust are Henry Salzhauer and Michael Salzhauer.

            BHC Company is a New York general partnership ("BHC") with its principal business address at 589 Broadway, New York, New York 10012. It is engaged in the business of investing and its partners are six New York trusts established for the benefit of Anne Angowitz, Helen Weinstein, Linda Swenberg, Michael Salzhauer, Elisabeth S. Axel and Amy S. McMarlin. Each trust has its principal business address at 589 Broadway, New York, New York 10012. Charles Salzhauer, Henry Salzhauer and Michael Salzhauer are the co-trustees of three of these trusts and Charles Salzhauer, Henry Salzhauer and Anne Angowitz are the co-trustees of the other three trusts.

            Combined Partnership No. 1 is a New York limited partnership ("Combined Partnership") with its principal business address at 589 Broadway, New York, New York 10012. It is engaged in the business of investing and its general partners are Charles Salzhauer, Henry Salzhauer and Michael Salzhauer.


                              Page 19 of 36 pages

            First Matthew Partners, L.P. is a New York limited partnership ("First Matthew") with its principal business address at 589 Broadway, New York, New York 10012. It is engaged in the business of investing and its general partners are HS First Matthew GP LLC, a New York limited liability company, and MS First Matthew GP LLC, a New York limited liability company. Henry Salzhauer is the sole member and manager of HS First Matthew GP LLC and Michael Salzhauer is the sole member and manager of MS First Matthew GP LLC.

            LifeWise Family Financial Security, Inc. is a Utah corporation ("LifeWise") with its principal address at P.O. Box 58026, Salt Lake City, Utah 84158. It is primarily engaged in the business of investing. The executive officers and directors of LifeWise are: Henry Salzhauer, Director; Michael Salzhauer, President, CEO, Director; Blair Axel, Director.

            SARA I Limited Liability Company is a Delaware limited liability company ("SARA") with its principal address at 589 Broadway, New York, New York 10012. It is engaged in the business of investing. Henry Salzhauer, Michael Salzhauer and Blair Axel have investment authority with respect to SARA.

            Anne Angowitz is an executive with Preferred Placement, Inc. She has an address at 370 Lexington Avenue, 27th Fl., New York, New York 10017. She is the daughter of Charles Salzhauer and the niece of Henry Salzhauer.


                              Page 20 of 36 pages

            Blair Axel is an attorney and serves as General Counsel for Benjamin Partners. He has an address at 589 Broadway, New York, New York 10012. He is the son-in-law of Henry Salzhauer and the brother-in-law of Michael Salzhauer.

            Amanda Salzhauer is a social worker in private practice. She has an address at 589 Broadway, New York, New York 10012. Ms. Salzhauer is the daughter-in-law of Henry Salzhauer, the wife of Michael Salzhauer and the sister-in-law of Blair Axel.

            Charles Salzhauer is the President of Benjamin Partners. He has an address at 589 Broadway, New York, New York 10012. He is the brother of Henry Salzhauer, the father of Anne Angowitz and the uncle of Michael Salzhauer.

            Henry Salzhauer is a Vice President and the Secretary of Benjamin Partners. He has an address at 589 Broadway, New York, New York 10012. He is the brother of Charles Salzhauer, the father of Michael Salzhauer, the Uncle of Anne Angowitz and the father-in-law of Blair Axel and Amanda Salzhauer.

            Michael Salzhauer is a Vice President and the Treasurer of Benjamin Partners. He has an address at 589 Broadway, New York, New York 10012. He is the son of Henry Salzhauer, the nephew of Charles Salzhauer, the husband of Amanda Salzhauer and the brother-in-law of Blair Axel.

            (d) - (e) During the last five years none of the Reporting Persons (and none of the executive officers of directors thereof) has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                              Page 21 of 36 pages

            (f) Each natural person identified in Item 2 is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Except for an aggregate of 135,000 shares of Common Stock acquired directly from the Issuer in a public stock offering in August 2004, all purchases of Common Stock by the Reporting Persons were made in open market transactions. All such purchases of Common Stock were funded by working capital or personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The aggregate purchase price paid by each Reporting Person is as follows:

--------------------------------------------------------------------------------
          Reporting Person                                 Purchase Price
--------------------------------------------------------------------------------
Benjamin Investors                                           $385,139.76
--------------------------------------------------------------------------------
Benjamin Partners                                            $26,793.92
--------------------------------------------------------------------------------
Benjamin Partners LLC                                        $29,324.70
   Retirement Plan Trust
--------------------------------------------------------------------------------
BHC Company                                                  $174,644.42
--------------------------------------------------------------------------------
Combined Partnership No. 1                                   $385,026.14
--------------------------------------------------------------------------------
First Matthew Partners, L.P.                                 $1,423,227.55
--------------------------------------------------------------------------------
LifeWise Family Financial Security, Inc.                     $165,092.80
--------------------------------------------------------------------------------
SARA I Limited Liability Company                             $79,924.20
--------------------------------------------------------------------------------
Blair Axel                                                   $16,170.95
--------------------------------------------------------------------------------
Amanda Salzhauer                                             $123,992.36
--------------------------------------------------------------------------------
Charles Salzhauer                                            $75,335.96
--------------------------------------------------------------------------------
Henry Salzhauer                                              $1,245,343.16
--------------------------------------------------------------------------------
Michael Salzhauer                                            $1,022,364.10
--------------------------------------------------------------------------------


                              Page 22 of 36 pages

ITEM 4. PURPOSE OF TRANSACTION

            Each of the Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to obtain a significant equity position in the Issuer because they believed such shares, when purchased, were undervalued and represented an attractive investment opportunity.

            The Reporting Persons consider their equity position in the Issuer to be for investment purposes only. Each of the Reporting Persons may acquire additional shares of Common Stock or sell or otherwise dispose of any or all of the shares of Common Stock beneficially owned by him, her or it, in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also take such other action with respect to the Issuer or any of its debt or equity securities in any manner permitted by law.

            Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Reporting Persons believe that the management of the Issuer has not maximized shareholder value for the benefit of the Issuer's shareholders, are concerned by the recent increase in non-performing assets and urge the independent directors of the Issuer to explore strategic options for the benefit of all shareholders, including a sale of the Issuer.


                              Page 23 of 36 pages

            Depending on various factors, including the Issuer's financial condition and results of operations, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, seeking representation on the Board of Directors of the Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, engaging in discussions with other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock or changing their intention with respect to any and all matters referred to in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a) - (b) As of the date hereof, Benjamin Investors beneficially owns an aggregate of 46,200 shares of Common Stock, representing approximately ..49% of the shares of Common Stock presently outstanding based upon the 9,351,542 shares of Common Stock reported by the Issuer to be issued and outstanding as of November 3, 2006 in its Form 10-Q filed with the Securities and Exchange Commission on November 8, 2006 (the "Issued and Outstanding Shares"). As the general partners of Benjamin Investors, each of Charles Salzhauer, Henry Salzhauer and Michael Salzhauer may be deemed to beneficially own the 46,200 shares of Common Stock beneficially owned by Benjamin Investors.


                              Page 24 of 36 pages

            As of the date hereof, Benjamin Partners beneficially owns an aggregate of 3,998 shares of Common Stock representing approximately .04% of the Issued and Outstanding Shares. As the directors of Benjamin Partners, each of Charles Salzhauer, Henry Salzhauer and Michael Salzhauer may be deemed to beneficially own the 3,998 shares of Common Stock beneficially owned by Benjamin Partners.

            As of the date hereof, the Trust beneficially owns an aggregate of 3,340 shares of Common stock, representing approximately .04% of the Issued and Outstanding Shares. As the co-trustees of the Trust, each of Henry Salzhauer and Michael Salzhauer may be deemed to beneficially own the 3,340 shares of Common Stock beneficially owned by the Trust.

            As of the date hereof, BHC beneficially owns an aggregate of 22,200 shares of Common Stock, representing approximately .24% of the Issued and Outstanding Shares. As the trustees of the trusts which are the general partners of BHC, each of Charles Salzhauer, Henry Salzhauer, Michael Salzhauer and Anne Angowitz may be deemed to beneficially own the 22,200 shares of Common stock beneficially owned by BHC.

            As of the date hereof, Combined Partnership beneficially owns an aggregate of 47,900 shares of Common Stock representing approximately .51% of the Issued and Outstanding Shares. As the general partners of Combined Partnership, each of Charles Salzhauer, Henry Salzhauer and Michael Salzhauer may be deemed to beneficially own the 47,900 shares of Common Stock beneficially owned by Combined Partnership.


                              Page 25 of 36 pages

            As of the date hereof, First Matthew beneficially owns an aggregate of 177,794 shares of Common Stock, representing approximately 1.90% of the Issued and Outstanding Shares. As the general partners of First Matthew, each of HS First Matthew GP LLC and MS First Matthew GP LLC may be deemed to beneficially own the 177,794 shares of Common Stock beneficially owned by First Matthew. As the sole member and manager of HS First Matthew GP LLC, Henry Salzhauer may be deemed to be the beneficial owner of the 177,794 shares of Common Stock beneficially owned by First Matthew. As the sole member and manager of MS First Matthew GP LLC, Michael Salzhauer may be deemed to be the beneficial owner of the 177,794 shares of Common stock beneficially owned by First Matthew.

            As of the date hereof, LifeWise beneficially owns an aggregate of 16,300 shares of Common Stock, representing approximately .17% of the Issued and Outstanding Shares. Each of Henry Salzhauer, Michael Salzhauer and Blair Axel may be deemed to be the beneficial owner of the 16,300 shares of Common Stock beneficially owned by LifeWise.

            As of the date hereof, SARA beneficially owned an aggregate of 10,888 shares of Common Stock, representing approximately .12% of the Issued and Outstanding Shares. Each of Henry Salzhauer, Michael Salzhauer and Blair Axel may be deemed to be the beneficial owner of the 10,888 shares of Common Stock beneficially owned by SARA.

            As of the date hereof, Anne Angowitz beneficially owns an aggregate of 22,200 shares of Common Stock, representing approximately .24% of the Issued and Outstanding Shares (consisting of the 22,200 shares of Common Stock beneficially owned by BHC, as to which she shares voting and dispositive power with Charles Salzhauer, Henry Salzhauer and Michael Salzhauer). Anne Angowitz disclaims beneficial ownership of such shares of Common Stock except to the extent of her pecuniary interest therein.


                              Page 26 of 36 pages

            As of the date hereof, Blair Axel beneficially owns an aggregate of 28,788 shares of Common Stock, representing approximately .31% of the Issued and Outstanding Shares (consisting of (A) (i) 16,300 shares beneficially owned by LifeWise and (ii) 10,888 shares beneficially owned by SARA (as to each of which he shares voting and dispositive power with Henry Salzhauer and Michael Salzhauer) and (B) 1,600 share beneficially owned by the Blair Axel IRA). Blair Axel disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

            As of the date hereof, Amanda Salzhauer beneficially owns an aggregate of 12,640 shares of Common Stock, representing approximately .14% of the Issued and Outstanding Shares.

            As of the date hereof, Charles Salzhauer beneficially owns an aggregate of 129,618 shares of Common Stock, representing approximately 1.39% of the Issued and Outstanding Shares (consisting of (A) (i) 46,200 shares beneficially owned by Benjamin Investors, (ii) 3,998 shares beneficially owned by Benjamin Partners and (iii) 47,900 shares beneficially owned by Combined Partnership (as to each of which he shares voting and dispositive power with Henry Salzhauer and Michael Salzhauer); (B) 22,200 shares beneficially owned by BHC (as to which he shares voting and dispositive power with Henry Salzhauer, Michael Salzhauer and Anne Angowitz); and (C) 9,320 shares beneficially owned by the Charles Salzhauer IRA). Charles Salzhauer disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.


                              Page 27 of 36 pages

            As of the date hereof, Henry Salzhauer beneficially owns an aggregate of 478,200 shares of Common Stock, representing approximately 5.11% of the Issued and Outstanding Shares (consisting of (A)(i) 46,200 shares beneficially owned by Benjamin Investors, (ii) 3,998 shares beneficially owned by Benjamin Partners and (iii) 47,900 shares beneficially owned by Combined Partnership (as to each of which he shares voting and dispositive power with Charles Salzhauer and Michael Salzhauer); (B) 22,200 shares beneficially owned by BHC (as to which he shares voting and dispositive power with Charles Salzhauer, Michael Salzhauer and Anne Angowitz); (C)(i) 3,340 shares beneficially owned by the Trust and (ii) 177,794 shares beneficially owned by First Matthew (as to each which he shares voting and dispositive power with Michael Salzhauer); (D) (i) 10,888 shares beneficially owned by SARA and (ii) 16,300 shares beneficially owned by LifeWise (as to each of which he shares voting and dispositive power with Blair Axel and Michael Salzhauer) and (E) (i) 135,160 shares beneficially owned by Henry Salzhauer (as to 121,420 of which he shares voting and dispositive power with Michael Salzhauer), (ii) 6,300 shares beneficially owned by Henry Salzhauer IRA and (iii) 8,120 shares beneficially owned by Henry Salzhauer IRA No. 2). Henry Salzhauer disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

            As of the date hereof, Michael Salzhauer beneficially owns an aggregate of 456,240 shares of Common Stock, representing approximately 4.88% of the Issued and Outstanding Shares (consisting of (A) (i) 46,200 shares beneficially owned by Benjamin Investors, (ii) 3,998 shares beneficially owned by Benjamin Partners and (iii) 47,900 shares beneficially owned by Combined Partnership (as to each of which he shares voting and dispositive power with Charles Salzhauer and Henry Salzhauer); (B) 22,200 shares beneficially owned by BHC (as to which he shares voting and dispositive power with Charles Salzhauer, Henry Salzhauer and Anne Angowitz); (C)(i) 3,340 shares beneficially owned by the Trust and (ii) 177,794 shares beneficially owned by First Matthew (as to each of which he shares voting and dispositive power with Henry Salzhauer); (D)
(i) 10,888 shares beneficially owned by SARA and (ii) 16,300 shares beneficially owned by LifeWise (as to each of which he shares voting and dispositive power with Blair Axel and Henry Salzhauer); and (E) 127,620 shares beneficially owned by Michael Salzhauer (as to 121,420 of which he shares voting and dispositive power with Henry Salzhauer). Michael Salzhauer disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.


                              Page 28 of 36 pages

            Except as set forth above, each of the Reporting Persons may be deemed to have sole voting and dispositive power with respect to the shares of Common Stock reported in this Statement as beneficially owned by such Reporting Person, regardless of the fact that multiple Reporting Persons within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Person reports sole voting and dispositive power with respect to such shares based on such Reporting Person's relationship to the other Reporting Persons within the same chain of ownership. Except to the extent otherwise expressly stated in this Statement, each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.

            (c) Annexed hereto as Schedule I is a description of all transactions in the Common Stock effected by the Reporting Persons in the 60 days prior to the date of filing of this Statement.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Statement except as follows: (i) Elizabeth S. Axel is entitled to receive all dividends and proceeds of sale with respect to 5,680 shares of Common Stock reported in this Statement as beneficially owned on a shared basis by Henry Salzhauer and Michael Salzhauer, (ii) Amy S. McMarlin is entitled to receive all


                              Page 29 of 36 pages
dividends and proceeds of sale with respect to 3,940 shares of Common Stock reported in this Statement as beneficially owned on a shared basis by Henry Salzhauer and Michael Salzhauer and (iii) Steven Roth is entitled to receive all dividends and proceeds of sale with respect to 111,800 shares of Common Stock reported in this Statement as beneficially owned on a shared basis by Henry Salzhauer and Michael Salzhauer.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            As of the date hereof, except for their unwritten agreement among the Reporting Persons to generally act together in their investments in shares of Common Stock of the Issuer covered by this Statement, none of the Reporting Persons (and none of the executive officers or directors thereof) has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


                              Page 30 of 36 pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number                      Exhibit Description
--------------                      -------------------

    99.1 Joint Filing Agreement dated as of February 14, 2007 by and among the Reporting Persons named therein.

    99.2 Delegation of Authority evidencing authority of representatives of certain Reporting Persons to sign this Statement on behalf of such Reporting Persons.


                              Page 31 of 36 pages

                                    Signature

            After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: February 14, 2007

BENJAMIN INVESTORS

By: /s/ Michael Salzhauer
    ----------------------------
    Name: Michael Salzhauer
    Title: General Partner


BENJAMIN PARTNERS, INC.

By: /s/ Michael Salzhauer
    ----------------------------
    Name: Michael Salzhauer
    Title: Vice President


BENJAMIN PARTNERS LLC
 RETIREMENT PLAN TRUST

By: /s/ Henry Salzhauer
    ----------------------------
    Name: Henry Salzhauer
    Title: Co-Trustee

By: /s/ Michael Salzhauer
    ----------------------------
    Name: Michael Salzhauer
    Title: Co-Trustee


                              Page 32 of 36 pages

BHC COMPANY

By: /s/ Henry Salzhauer
    ----------------------------
    Name: Henry Salzhauer, Co-Trustee, Trust f/b/o Anne Angowitz
    Title: General Partner

By: /s/ Henry Salzhauer
    ----------------------------
    Name: Henry Salzhauer, Co-Trustee, Trust f/b/o Helen Weinstein
    Title: General Partner

By: /s/ Henry Salzhauer
    ----------------------------
    Name: Henry Salzhauer, Co-Trustee, Trust f/b/o Linda Swenberg
    Title: General Partner

By: /s/ Henry Salzhauer
    ----------------------------
    Name: Henry Salzhauer, Co-Trustee, Trust f/b/o Michael Salzhauer
    Title: General Partner

By: /s/ Henry Salzhauer
    ----------------------------
    Name: Henry Salzhauer, Co-Trustee, Trust f/b/o Elisabeth Salzhauer Axel
    Title: General Partner

By: /s/ Henry Salzhauer
    ----------------------------
    Name: Henry Salzhauer, Co-Trustee, Trust f/b/o Amy Salzhauer McMarlin
    Title: General Partner


                              Page 33 of 36 pages

COMBINED PARTNERSHIP NO. 1

By: /s/ Michael Salzhauer
    ----------------------------
    Name: Michael Salzhauer
    Title: General Partner


FIRST MATTHEW PARTNERS, L.P.

By HS First Matthew GP LLC,
   Its Co-general partner

By: /s/ Henry Salzhauer
    ----------------------------
    Name: Henry Salzhauer
    Title: Manager

By MS FIRST MATTHEW GP LLC,
   Its Co-general partner

By: /s/ Michael Salzhauer
    ----------------------------
    Name: Michael Salzhauer
    Title: Manager


                              Page 34 of 36 pages

LIFEWISE FAMILY FINANCIAL SECURITY, INC.

By: /s/ Michael  Salzhauer
    ----------------------------
    Name: Michael Salzhauer
    Title: President and CEO


SARA I LIMITED LIABILITY COMPANY

By: /s/ Henry Salzhauer
    ----------------------------
    Name: Henry Salzhauer
    Title: Investment Advisor

By: /s/ Michael Salzhauer
    ----------------------------
    Name: Michael Salzhauer
    Title: Investment Advisor


/s/ Anne Angowitz
--------------------------------
Anne Angowitz


/s/ Blair Axel
--------------------------------
Blair Axel


                              Page 35 of 36 pages

/s/ Amanda Salzhauer
--------------------------------
Amanda Salzhauer


/s/ Charles Salzhauer
--------------------------------
Charles Salzhauer


/s/ Henry Salzhauer
--------------------------------
Henry Salzhauer


/s/ Michael Salzhauer
--------------------------------
Michael Salzhauer


                              Page 36 of 36 pages

                                   Schedule 1

                                             DATE               No. of             Avg. Cost                  TOTAL
                                                                SHARES             per Share                  COST

Amanda Salzhauer                           01/29/07              3,400              10.1194                34,405.96
                                           01/30/07              3,000              10.1504                30,451.20

Amy Salzhauer                              01/30/07              1,000              10.1504                10,150.40
                                           02/08/07                200              10.2300                 2,046.00
                                           02/08/07                500              10.2060                 5,103.00

Amy Salzhauer - IRA                        12/28/06                100              10.2300                 1,023.00

Benjamin Investors                         01/24/07              1,600              10.2545                16,407.20
                                           01/29/07              1,000              10.1194                10,119.40
                                           02/06/07                200              10.2060                 2,041.20
                                           02/08/07              2,000              10.2060                20,412.00
                                           02/09/07              4,000              10.2242                40,896.80
                                           02/09/07              1,700              10.1548                17,263.16

Benjamin Partners-LLC                      01/30/07                500              10.1504                 5,075.20
Retirement Plan
                                           02/08/07                800              10.2060                 8,164.80

BHC Company                                02/07/07              1,800              10.2469                18,444.42

Charles Salzhauer IRA                      12/28/06              1,200              10.1043                12,125.16
                                           01/30/07              2,000              10.1504                20,300.80

Combined Partnership                       01/23/07              1,100              10.2554                11,280.94
                                           02/09/07              6,000              10.2242                61,345.20

Elisabeth Axel                             01/30/07              1,000              10.1504                10,150.40
                                           02/08/07                500              10.2060                 5,103.00

First Matthew Partners LP                  01/12/07                200              10.2060                 2,041.20
                                           01/26/07              1,200              10.2035                12,244.20
                                           01/30/07              6,400              10.1504                64,962.56
                                           02/02/07                700              10.1531                 7,107.17
                                           02/07/07              2,500              10.2469                25,617.25
                                           02/08/07              4,000              10.2300                40,920.00
                                           02/09/07              5,000              10.1548                50,774.00

                                   Schedule 1

         NAME                                DATE               No. of             Avg. Cost                  TOTAL
                                                                SHARES             per Share                  COST
Henry Salzhauer                            01/23/07                500              10.2554                  5,127.70
                                           02/08/07              1,000              10.2060                 10,206.00

Henry Salzhauer IRA #2                     01/30/07              2,000              10.1504                 20,300.80

Henry Salzhauer IRA                        12/28/06              1,200              10.1043                 12,125.16

Lifewise Family Fin'l                      01/29/07              1,000              10.1194                 10,119.40
                                           01/30/07              4,000              10.1504                 40,601.60
                                           01/31/07              1,000              10.2060                 10,206.00
                                           02/08/07              2,000              10.2060                 20,412.00
                                           02/09/07              5,000              10.1548                 50,774.00

Michael Salzhauer                          02/08/07              1,000             10.20601                 10,206.00

SARA I, LLC                                01/30/07              1,000              10.1504                 10,150.40
                                           02/07/07                300              10.1660                  3,049.80

Steven Roth                                01/24/07              1,000              10.2545                 10,254.50
                                           01/29/07              5,000              10.1194                 50,597.00
                                           01/30/07              3,000              10.1504                 30,451.20
                                           02/08/07                900              10.2060                  9,185.40
                                           02/09/07              5,000              10.1548                 50,774.00

Blair Axel IRA                             12/18/06                500              10.2360                  5,118.00
                                           02/12/07                500              10.0899                  5,044.95

Rebecca S-Trust                            01/16/07                400              10.1710                  4,068.40
                                           02/08/07              1,000              10.2300                 10,230.00

Abigail S-Trust                            01/16/07                400              10.1710                  4,068.40
                                           02/08/07              1,000              10.2300                 10,230.00

Emily S-Trust                              01/16/07                400              10.1710                  4,068.40
                                           02/08/07              1,000              10.2300                 10,230.00

Totals                                                          93,700                                     953,574.73